Exhibit 21.1

List of Subsidiaries

Achilles Technology Management Co I, Inc.

Achilles Technology Management Co II, Inc. (1)

Achilles Technology Management Co., Inc.

Bearcub Acquisitions LLC

Gibraltar Acquisition LLC (1)

Gibraltar Business Capital LLC (1)

HercGBC LLC (1)

Hercules Capital Funding 2014-1 LLC

Hercules Capital Funding 2018-1 LLC

Hercules Capital Funding 2019-1 LLC

Hercules Capital Funding Trust 2014-1

Hercules Capital Funding Trust 2018-1

Hercules Capital Funding Trust 2019-1

Hercules Capital, Inc.

Hercules Funding II, LLC

Hercules Funding III, LLC

Hercules Technology II, L.P.

Hercules Technology III, LP

Hercules Capital IV, L.P. (fka Hercules Technology IV, L.P.)

Hercules Technology Management Co II, Inc.

Hercules Technology SBIC Management, LLC

(1)

Subsidiary is not consolidated for financial reporting purposes. The Company’s investments are carried on the consolidated statement of assets and liabilities at fair value and are classified as control investments.